Exhibit 99.1

Mercurity Announces Plan for an Open DeFi Platform

with Swap, Lending, Insurance, Stablecoin, and Synthetic Asset Protocols

Mercurity Aims to Build an Open, Flexible, and Autonomous DeFi

Trading, Liquidity, and Payments Services for Consumers Around the World

BEIJING, CHINA and NEW YORK, NY -- October 6, 2020 -- Mercurity Fintech Holding, Inc. (the “Company” or “MFH”) (Nasdaq: MFH) today announced it’s the first public company to announce plans to launch an open, decentralized finance (DeFi) platform that will be designed to solve retail traders’ global problems of low liquidity and capital utilization, poor governance, token growth incentive deficiencies, and slow transaction speeds. The Company’s mission is to build a global, unified, and diverse decentralized finance (DeFi) ecosystem by connecting the world’s best DEXs, centralized exchanges (CEXs), and DeFi communities across the globe.

Today’s DEX liquidity pool communities lack sufficient autonomous governance to fully take advantage of their potential value. Many DEXs distribute transaction fees based on liquidity providers’ actual contributions, but they neglect the value of liquidity pool creators, early-stage liquidity contributors, and non-financing community members, such as community managers, marketers, and other industry influencers. Such DEXs lack important incentives for non-financing contributors.

Autonomous Governance

In contrast, the Mercurity Open DeFi Platform plans to empower each liquidity pool with a high level of autonomous governance and growth incentives, including its own general partner and governance capabilities such as setting transaction fees, pool access requirements, trading rules, and voting rights. The Mercurity Open DeFi Platform will be designed to allow each liquidity pool in a DEX to become a programmable fund where anyone can create and operate their own fund.

MER, Mercurity’s platform governance token, will be used for ecosystem development and incentives for trade mining, liquidity mining, software services, and community growth and engagement. Each DEX connected with Mercurity can also be independently governed with its own platform tokens. The Pair Token will be the liquidity pool governance and incentive token that enables each pool fund to have a general partner. In addition, Mercurity’s triple liquidity mining will allow users to maximize their earnings through swap transaction fees from adding liquidity and by earning MER tokens and Pair tokens.

“The core of our platform is driven by unlocking and accelerating value transfer between global DEX and CEX users anytime, anywhere,” said Hua Zhou, CEO of Mercurity. “Using the speed and security of blockchain technology, our goal is to build a global, open, flexible, and autonomous DeFi trading, liquidity, and payments services to retail consumers around the world.”

Enhanced Segmented Services

Mercurity aims to deliver a flexible open DeFi platform to best meet customer groups’ needs by leveraging the synergistic value of its planned liquidity lending, impermanent loss insurance, and automated market maker-powered (AMM) swap, synthetic asset, and stablecoin protocols.

The Swap and Mercurity platform governance tokens, MEE and MER, respectively, are expected to be available in the fourth quarter of 2020. The liquidity lending, insurance, stablecoin, and synthetic asset protocols are estimated to be available between the fourth quarter of 2020 and the first quarter of 2021.

Seamless Protocol Integration

Mercurity’s protocols would operate independently or seamlessly integrate on various DEXs to provide more value. For example, a stablecoin liquidity provider (LP) could become an LP of a synthetic asset or insurance liquidity pool as well. In addition, Mercurity’s on-chain, smart order routing (SOR) engine will be designed to automatically connect Mercurity liquidity pools and select the best prices for their respective users.

Trade Mining

While many DEX users bear higher gas fees and potentially larger price slippages than on CEXs, most DEXs do not compensate traders. In contrast, Mercurity considers traders to be equally important to liquidity providers and, therefore, plans to ensure that traders receive MER token rewards from their trading activity.

About Mercurity Fintech Holding

Mercurity Fintech Holding (Nasdaq: MFH) is a fintech company that’s building a new kind of global value exchange network using blockchain technology. Mercurity’s mission is to create a global, unified, and diverse decentralized finance (DeFi) ecosystem by connecting the world’s best DEXs, CEXs, and DeFi communities across the world. The company’s plan to launch swap , lending, insurance, stablecoin, and synthetic asset protocols hopes to provide an open, flexible, and autonomous DeFi trading, liquidity, and payments services to consumers anywhere, anytime. The Mercurity Open DeFi Platform will be designed to allow anyone to create and operate their own liquidity pool fund, develop innovative DApps, and to serve as the infrastructure for a programmable fund where each pool in a DEX will aim to have an unprecedented level of autonomous governance capabilities and growth incentives. Mercurity’s on-chain, smart order engine (SOR) will be designed to automatically connect liquidity pools and select the best prices for their respective users. Headquartered in Beijing, Mercurity has an office in New York. For more information, visit www.mercurity.finance.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "aim," “mission,” “target,” "anticipate," "believe," "estimate," "expect," "hope," "going forward," "intend, " "ought to, " "plan, " "project," "potential," "seek," "may," "might," "can," "could," "will," "would," "shall," "should," "is likely to" and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company's beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.